Morgan, Lewis & Bockius LLP                              Morgan Lewis
1701 Market Street                                       Counselors at Law
Philadelphia, PA  19103-2921
Tel:  215.963.5000
Fax:  215.963.5001
www.morganlewis.com



January 30, 2014


VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II Post-Effective Amendment No. 170 (File No. 033-50718) and Amendment No. 172 (File No. 811-07102) to Registration Statement on Form N-1A
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 170 and, under the Investment Company Act of 1940, as amended, Amendment No. 172 (the "Filing") to the Trust's Registration Statement on Form N-1A.

The Filing is made pursuant to Rule 485(a)(1) under the 1933 Act for the purpose of: (i) changing the names of the Frost Diversified Strategies Fund and Frost Strategic Balanced Fund (each, a "Fund") to the Frost Conservative Allocation Fund and Frost Moderate Allocation Fund, respectively; and (ii) revising, among other things, the investment objective, principal investment strategies and principal risks of each Fund.

If you have any questions regarding the Filing, please contact the undersigned at 215.963.4660.

Very truly yours,

/s/ Christine Nassauer
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Christine Nassauer